EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED
(the "Fund")

	On April 21, 2005, the Fund held its Annual Meeting of Shareholders to: (i) elect two Directors of the Fund ("Proposal 1"),
(ii) approve an amendment to the Fund's Articles Supplementary Creating and Fixing the Rights of Money Market Cumulative Preferred(tm) Stock ("Articles Supplementary") relating to the term of office of certain Directors ("Proposal 2"), and (iii) approve an amendment to the Articles Supplementary adding a Force Majeure Provision to regulate the auction process following an extraordinary event ("Proposal 3"). All proposals were approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

	Name	For	Withheld

	Common Stock
		Morgan Gust	9,371,755	115,055

	Money Market Cumulative Preferred(tm) Stock
		Karen H. Hogan	360	-

Donald F. Crumrine, David Gale, and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.


Proposal 2: Amendment to the Articles Supplementary relating to the
term of office of certain 			   Directors.

	Name	For	Against	Withheld

	Common Stock	9,153,085	173,092	160,633

	Money Market Cumulative Preferred(tm) Stock	360	-	-

Proposal 3: Amendment to the Articles Supplementary adding a Force Majeure Provision to
	regulate the auction process following an extraordinary event.

	Name	For	Against	Withheld

	Common Stock	9,152,348	174,617	159,845

	Money Market Cumulative Preferred(tm) Stock	360	-	-
G:\Clients\Preferred\PFO\N-SAR\053105\PFO Exhibit 77C - 053105.doc